Exhbit 99.1

Gerdau Ameristeel Announces Deferral of Early Adoption of International
Financial Reporting Standards

Tampa, FL  January 8, 2010 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) (the “Company”) today announced that it will defer the early adoption of International Financial Reporting Standards (“IFRS”) until periods beginning on or after January 1, 2010.  As previously disclosed in prior filings, the Company was contemplating either adopting IFRS for 2009 or deferring adoption until 2010.  The Company has been granted approval by the Ontario Securities Commission to adopt IFRS for periods beginning on or after January 1, 2009.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities, and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers ("OEMs") for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 319-4324
basmith@gerdauameristeel.com